1933 Act File No.:

1940 Act File No.: 811-21429

CIK No.: 1783509

Securities and Exchange Commission

Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Smart Trust 448

B.	Name of depositor:	Hennion & Walsh, Inc.

C.	Complete address of depositor’s principal executive offices:

Hennion & Walsh, Inc.
2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054

D.	Name and complete address of agent for service:

With a copy to:
Kevin D. Mahn	Scott R. Anderson
Hennion & Walsh, Inc.	Chapman and Cutler LLP
2001 Route 46, Waterview Plaza	111 West Monroe Street
Parsippany, New Jersey 07054	Chicago, Illinois 60603-4080

E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated July 26, 2019
Subject to Completion

DYNAMIC SECTOR INCOME TRUST,
SERIES 25
(SMART TRUST 448)

Smart Trust 448 consists of a unit investment trust designated Smart Trust, Dynamic Sector Income Trust, Series 25. The sponsor is Hennion & Walsh, Inc. The trust seeks to provide investors with the possibility of current dividend income, with capital appreciation as a secondary objective, through investment in an unmanaged, diversified portfolio of equity securities of operating companies and funds (closed-end and/or exchange-traded funds). The sponsor cannot assure that the trust will achieve these objectives.

An investment can be made directly in the funds held by the trust rather than through an investment in the trust and these direct investments can be made without paying the sales charge, operating expenses and organizational charges of the trust.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED: ________, ____

No person is authorized to give any information or to make any representations with respect to this trust not contained in this prospectus. The trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the trust or any of its units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

INVESTMENT SUMMARY

INVESTMENT OBJECTIVE.    The trust seeks to provide investors with the possibility of current dividend income, with capital appreciation as a secondary objective. There is no guarantee that the investment objectives of the trust will be achieved.

PRINCIPAL INVESTMENT STRATEGY.    The trust seeks to achieve its objective through investment in equity securities of operating companies and closed-end investment companies (“closed-end funds”) and/or exchange-traded funds (“ETFs”). The closed-end funds and ETFs are collectively referred to as the “funds”. The sponsor selects the equity securities of companies and funds in industries that it believes are best positioned to provide current income for investors in addition to the opportunity to provide for total return potential over the term of the trust. In selecting equity securities of operating companies for the trust, the sponsor selected from domestic and/or foreign issuers as well as small-cap, mid-cap and/or large-cap issuers. The sponsor used no market capitalization policy in selecting the equity securities for the trust. The funds may have policies to invest in securities with specific market capitalization levels. The sponsor did not require specific market capitalization policies for the funds. In addition, the trust and certain funds may invest in securities of companies located in “emerging markets.”

In selecting the equity securities of individual operating companies, the sponsor considered criteria including, but not limited to, the following:

•	Current dividend yield;
•	Historical dividend growth rates;
•	Free cash flow balances; and
•	1 year, 3 year and 5 year total return performance history.

In selecting equity securities of operating companies for the trust, the sponsor sought to select securities of individual companies involved in industries the sponsor believes are best positioned to achieve the trust’s investment objective over the life of the trust. For this particular trust, the sponsor focused primarily on companies involved in aspects of the consumer products and services, health care, industrials and information technology sectors. As part of the trust’s strategy of dynamic securities selection, future series of the trust, if any, may not be comprised of securities of companies in these same sectors.

In selecting the funds for the trust, the sponsor sought to select funds that invest with a focus on income-related investment strategies that the sponsor believes will help achieve the investment objective of the trust. The sponsor considers funds with a range of income-related investment strategies and focuses on current distribution yields of each fund to help provide income potential to the overall trust strategy. The sponsor focused primarily on funds with strategies to invest primarily in dividend paying stocks, high yield debt obligations (“junk securities”), senior loans, preferred securities, convertible securities and/or business development companies (“BDCs”). In selecting the funds, the sponsor considered criteria including, but not limited to, the following:

•	Current distribution yield;
•	Premium or discount to net asset value;

•	Undistributed net investment income balances; and
•	1 year, 3 year and 5 year total return performance history.

Certain funds held by the trust may invest in high yield debt obligations (“junk securities”). The funds may have policies related to security maturity levels. The sponsor did not require specific security maturity policies for the funds.

PRINCIPAL RISK CONSIDERATIONS.    Unitholders can lose money by investing in this trust. An investment in units of the trust should be made with an understanding of the risks related to the trust, such as the following:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.
•	The value of bonds or other fixed income securities held by the funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.
•	The issuer of a security may be unwilling or unable to make income and/or principal payments in the future. This may reduce the level of distributions the trust or the funds pay which could reduce your income and cause the value of your units to fall.
•	The trust invests in shares of funds. Shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager’s ability to achieve a fund’s objective and market conditions affecting a fund’s investments. Shares of these funds could also trade at a premium to their net asset value. If fund shares are purchased at a premium, then the trust will pay more than their net asset value which subjects the trust to the risk of the loss of this premium and corresponding loss of value to units of the trust. The trust and funds have management and operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.
•	The trust is considered to be concentrated in securities issued by companies in the consumer products and services sector. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment. General risks of companies in the consumer products and services sector include the general state of the economy, intense competition and consumer spending trends.
•	The portfolio includes securities issued by companies in the consumer products and services, health care, industrials and information technology sectors. Negative developments in these sectors may affect the value of your investment more than would be the case in a more diversified investment.
•	General risks of companies in the consumer products and services sector include the general state of the economy, intense competition and consumer spending trends.

•	General risks of companies in the health care sector include the impacts of existing and changing government regulations and spending, increasing competition from new products or services, loss of patent and other intellectual property protection and substantial research and development costs.
•	General risks of companies in the industrials sector include the general state of the economy, worldwide competition the impacts of existing and changing government regulations and spending, and consumer spending trends.
•	General risks of companies in the information technology sector include rapidly changing technologies, short product life cycles, frequent introduction of new or enhanced products, the impacts of existing and changing government regulations, and the loss of patent and other intellectual property protections.
•	The trust and certain funds may invest in securities of foreign issuers, which may include companies located in emerging markets. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The trust and certain funds may invest in securities of small and mid-size companies. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.
•	Certain funds may invest in securities rated below investment grade and considered to be “junk” securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	Certain funds held by the trust may invest in convertible securities. Convertible securities generally offer lower yields than non-convertible fixed-income securities of similar credit quality due to the potential for capital appreciation. A convertible security’s market value also tends to reflect the market price of common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” Convertible securities generally fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.
•	Certain funds held by the trust may invest in senior loans. Although senior loans in which the closed-end funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which the closed-end funds invest generally are of below investment grade credit quality, may be unrated at the time of investment. Senior loans may not fall within the definition of “securities,” and are generally not registered with the Securities and Exchange Commission and therefore an investor in senior loans may not receive the protection of the federal securities laws. Senior loans are also generally not registered with any state securities commission and generally are not listed on any securities exchange. In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.
•	The trust and certain funds may invest in shares of BDCs. The share prices of common stock of BDCs are often more volatile than other investments. BDCs generally employ leverage, which magnifies gains and losses on amounts invested but reduces aggregate returns. Leverage limits applicable to BDCs under the Investment Company Act of 1940 are higher than the leverage limits applicable to other investment companies. BDCs also typically charge higher fees than other investment companies. BDCs generally depend on the ability to access capital markets, acquire suitable investments and monitor and administer those investments in order to maintain their status as BDCs and ultimately achieve their investment objectives. Negative developments in the capital markets may adversely affect BDCs’ ability to finance investments. BDCs often invest insecurities that are not publicly traded, which may adversely affect the valuation and liquidity of those securities.
•	Certain funds held by the trust may invest in preferred securities. Preferred securities combine some of the characteristics of both stocks and bonds. Like bonds, preferred securities generally pay a fixed rate of income and are sold on the basis of yield. However, like common stocks, they are traded on major exchanges. Preferred securities are “senior securities” which have preference over common stocks, but not debt, of an issuer.
•	The trust is not actively managed. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

ESSENTIAL INFORMATION

Unit Price on Initial Date of Deposit: $10.00

Initial Date of Deposit: ________

Mandatory Termination Date: ________

Record Dates: 10th day of each month, commencing ________

Distribution Dates: 25th day of each month, commencing ________

Standard CUSIP Numbers:	Cash: ________ Reinvestment: ________
Fee Based CUSIP Numbers:	Cash: ________ Reinvestment: ________

Ticker Symbol: ________

Minimum Investment: $1,000/100 units (may vary by selling firm)

Tax Status: Regulated Investment Company

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

Unitholder Transaction Expenses (fees paid directly from your investment)*	As a % of Initial Unit Price		Amounts per 100 Units
Initial Sales Charge	0.00%			$0.00
Deferred Sales Charge	2.25			22.50
Creation & Development Fee	0.50			5.00
Maximum Sales Charge	2.75%			$27.50
Estimated Organization Costs	___	%	$	____

Estimated Annual Operating Expenses (expenses deducted from trust assets)	As a % of Net Assets		Amounts per 100 Units
Trustee Fee	___	%	$	____
Supervisor Fee	____			____
Other Operating Expenses	____			____
Acquired Fund Fees and Expenses**	____			____
Total	___	%	$	____

Example	Cumulative Expenses Paid for Period:
	1 year		2 years (life of trust)
This example helps you compare the cost of this trust with other unit investment trusts and mutual funds. The example assumes that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust
	$	____	$	____

*	The sales charge has both an initial and a deferred component. The initial sales charge is paid at the time of purchase and is the difference between the total sales charge (maximum of 2.75% of the public offering price) and the sum of the remaining deferred sales charge and the total creation and development fee. The initial sales charge will be approximately 0% of the public offering price per unit depending on the public offering price per unit. The deferred sales charge is fixed at $0.225 per unit and is paid in three monthly installments beginning on ________, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. The creation and development fee is only assessed to units outstanding at the end of the initial offering period. When the public offering price per unit is less than or equal to $10, you will not pay an initial sales charge. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales charge. If you redeem or sell your units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your units. If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.75% of the public offering price per unit and does not include deferred payments.
**	Although not an actual trust operating expense, the trust, and therefore the unitholders, will indirectly bear similar operating expenses of the funds in which the trust invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the funds’ most recent fiscal year but are subject to change in the future. An investor in the trust will therefore indirectly pay higher expenses than if the funds were held directly.

SMART TRUST,
DYNAMIC SECTOR INCOME TRUST,
SERIES 25
(SMART TRUST 448)

STATEMENT OF FINANCIAL CONDITION

AS OF ________, ____

Investment in securities
Contracts to purchase securities (1)(2)	$	________
Total	$	________
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$	________
Deferred sales charge (4)(5)		________
Creation & development fee (4)(5)		________
Total liabilities		________
Interest of investors:
Cost to investors (5)		________
Less: initial sales charge (4)(5)		________
Less: deferred sales charge and creation & development fee (4)(5)		________
Less: organization costs (3)		________
Net interest of investors		________
Total	$	________
Number of units		________
Net asset value per unit	$	________

(1)	Aggregate cost of the securities is based on the evaluations determined by the trustee at the evaluation time on the most recent business day prior to the initial date of deposit.
(2)	Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $200,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $____ per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4)	The total sales charge consists of an initial sales charge, a deferred sales charge and a creation and development fee. The initial sales charge is equal to the difference between the maximum sales charge and the sum of the remaining deferred sales charge and the total creation and development fee. The maximum total sales charge is 2.75% of the public offering price per unit.
(5)	The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges.

SMART TRUST,
DYNAMIC SECTOR INCOME TRUST, SERIES 25
(SMART TRUST 448)

PORTFOLIO OF INVESTMENTS

AS OF ________, ____

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
EQUITY SECURITIES — ____%

Number of Shares	Name of Issuer (1)	Ticker Symbol	Percentage of the Trust (2)	Market Value per Share (3)	Cost of Securities to the Trust (3)
INVESTMENT COMPANIES — ____%
Closed-End Funds — ____%

			100.00%		$	______

See Notes to Portfolio of Investments.

NOTES TO PORTFOLIO OF INVESTMENTS

(1)	All securities are represented by contracts to purchase such securities. Contracts to purchase the securities were entered into on ________, ____. All such contracts are expected to be settled on or about the first settlement date of the trust, which is expected to be ________, ____.
(2)	Based on the cost of the securities to the trust.
(3)	Accounting Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investments as of the trust’s inception, based on inputs used to value them:

	Level 1		Level 2	Level 3
Equity Securities	$	______	$—	$—
Investment Companies		______	—	—
Total	$	______	$—	$—

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $____ and $____, respectively.

(4)	This is a security issued by a foreign company. Equity securities comprise approximately ____% of the investments in the trust, broken down by country of organization as set forth below:
________ ____% ________ ____% ________ ____% ________ ____% ________ ____% ________ ____%
(5)	This is a security issued by a closed-end fund that has elected to be treated as a business development company under the Investment Company Act of 1940.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
SMART TRUST 448

Opinion on the financial statements

We have audited the accompanying statement of financial condition, including the trust portfolio on pages A-9 through A-11, of Smart Trust 448 (the “Trust”) as of ________, ____, the initial date of deposit, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of ________, ____, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Hennion & Walsh, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ________, ____ by correspondence with The Bank of New York Mellon, Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Hennion & Walsh, Inc. since 2009.

Chicago, Illinois
________, ____

THE TRUST

The trust is a unit investment trust registered under the Investment Company Act of 1940. The trust was created under the laws of the State of New York pursuant to a trust agreement among Hennion & Walsh, Inc., The Bank of New York Mellon and Hennion & Walsh Asset Management, Inc. Hennion & Walsh, Inc. is the sponsor and principal underwriter of the trust. The Bank of New York Mellon is the trustee of the trust. Hennion & Walsh Asset Management, Inc. is the portfolio supervisor of the trust. The sponsor created the trust on the initial date of deposit and the trust will terminate on the mandatory termination date unless terminated earlier as described in this prospectus. The initial date of deposit and mandatory termination date are set forth under “Essential Information.”

The trust is a unit investment trust and is not an actively managed fund. Traditional methods of investment management for a managed fund often involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

To create the trust, the sponsor deposited the initial portfolio securities (or contracts to purchase the securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities) with the trustee on the initial date of deposit. In exchange for the deposited securities, the trustee registered the sponsor’s ownership of the initial units of the trust on the registration books of the trust. A unit represents an undivided fractional interest in the trust. As the sponsor sells units, the sponsor will create additional units of the trust by depositing additional portfolio securities (or contracts to purchase securities and/or cash or a letter of credit with instructions for the trust to purchase securities) with the trustee. Units will remain outstanding until redeemed or until the trust terminates. At the close of the New York Stock Exchange on the initial date of deposit (or on the first day units are sold to the public, if later) the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

RISK CONSIDERATIONS

All investments involve risk. This section describes various risks that can impact the value of the securities in the trust. You should understand these risks before you invest. Refer to the “Principal Risk Considerations” in Part A in this prospectus for a list of the principal risk considerations related to an investment in the trust. If the value of the securities falls, the value of the units will also fall. No one can guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

MARKET RISK.    Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Even though the portfolio is supervised, you should remember that the portfolio is not managed. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

CLOSED-END FUNDS.    The trust may invest in shares of closed-end funds. Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don’t have to manage fund liquidity to meet potentially large redemptions. Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain of the closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

Certain closed-end funds held by the trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a closed-end fund’s shares and in the return on a closed-end fund’s portfolio. Borrowing will cost a closed-end fund interest expense and other fees. The costs of borrowing may reduce a closed-end fund’s return. Borrowing may cause a closed-end fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

Certain closed-end funds held by the trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a closed-end fund could lose money and there may be a delay in recovering the loaned securities. A closed-end fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

Only the trustee may vote the shares of the closed-end funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each closed-end fund. Your trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “Trust Administration—Portfolio Administration”.

EXCHANGE TRADED FUNDS.    The trust may invest in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs that may be included in the trust are generally open-end funds or unit investment trusts (“UITs”) registered under the Investment Company Act of 1940 that issue shares that are approved for listing and trading on a national securities exchange. Unlike typical open-end funds or UITs, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as Creation Units) however, the sponsor does not intend to sell or redeem ETF shares in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and UITs, which issue redeemable shares, and of corporate common stocks, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common equity securities or fixed income securities. In general, ETFs contain anywhere from fewer than 20 securities to more than 1000 securities. As a result, investors in ETFs (and investors in the trust) obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Shares of ETFs also trade at a premium to their net asset value. If ETF shares are purchased at a premium, then the trust will pay more than their net asset value which subjects the trust to the risk of the loss of this premium to the ETF shares, corresponding decline in share price and loss of value to units of the trust. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective, and to manage the ETF’s portfolio when the underlying securities are redeemed or sold, during the periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investment change. The trust and the ETFs have operating expenses. You will bear not only your share of the trust’s expenses, but also the expenses of the ETFs. By investing in the other ETFs, the trust incurs greater expenses than you would incur if you invested directly in the ETFs.

ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the ETF’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Only the trustee may vote the shares of the ETFs held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each ETF. The trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “Trust Administration—Portfolio Administration”.

EQUITY SECURITIES.    The trust and certain funds held by the trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on, among other risks as described in greater detail below.

FIXED INCOME SECURITIES.    Certain funds held by the trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk, among other things as described in greater detail below.

DIVIDEND PAYMENT RISK.    Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time.

CREDIT RISK.    Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income.

INTEREST RATE RISK.    Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities held by the funds may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of relatively low rates.

FOREIGN ISSUER RISK.    An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also pay dividends and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the

U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and dividend payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of dividend payments on foreign securities will fluctuate similarly with changes in foreign currency values.

Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of the portfolio to vary when the trust buys or sells securities.

Certain foreign securities may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of the trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian’s services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

EMERGING MARKETS.    The trust and certain funds held by the trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

BOND QUALITY RISK.    Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

CALL/PREPAYMENT RISK.    Certain funds held by the trust may invest in securities that include call provisions which expose the trust or funds to call risk. Call risk is the risk that the issuer prepays or “calls” a security before its stated maturity. An issuer might call a security if interest rates, in general fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a security, the investor holding such security will receive principal but future interest distributions will fall. Investors might not be able to reinvest this principal at as high a yield. A security’s call price could be less than the price paid for the security and could be below the security’s par value. Certain securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events.

SENIOR LOANS.    Certain funds held by the trust may invest in senior loans. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment. Senior loans may not fall within the definition of “securities,” and are generally not registered with the Securities and Exchange Commission and therefore an investor in senior loans may not receive the protection of the federal securities laws. Senior loans are also generally not registered with state securities commissions and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

CONVERTIBLE SECURITIES.    Certain funds held by the trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of common stock of the issuing company, particularly when that stock price is greater than the convertible security’s “conversion price.” The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

Contingent convertible securities (“CoCos”) have unique equity conversion or principal write-down features that are tailored to the issuing banking institution and its regulatory requirements. Contingent convertibles may have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. In the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the contingent convertibles against the issuer will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if contingent convertibles are converted into the issuer’s underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.

DERIVATIVES RISK.    Certain funds held by the trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and the trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and the trust. Regulatory changes and rulemaking impacting derivatives is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap”, increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that investment company use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

HIGH YIELD OR “JUNK” SECURITIES.    Certain funds held by the trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or “junk” securities, the generic names for securities rated below “BBB” by Standard & Poor’s or “Baa” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

PREFERRED SECURITIES.    Certain funds held by the trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or “face”) value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

BUSINESS DEVELOPMENT COMPANIES.    The trust and certain funds held by the trust may invest in BDCs. BDCs are closed-end funds that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments.

A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities.

BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. The trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

SMALL AND MID-SIZE COMPANIES.    The trust and certain funds may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

CONCENTRATION RISK.    Concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio “concentrates” in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the “Principal Risk Considerations” in Part A for your trust in this prospectus for sector concentrations.

Consumer Products and Services Sector.    Your trust invests significantly in securities of consumer products and services companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

SECTOR RISK.    The trust invests in securities of companies in the consumer products and services, health care, industrials and information technology sectors. The value of your trust may be more susceptible to fluctuations based on factors that impact these sectors more than would be the case in a more diversified investment.

Consumer Products and Services Sector.    Consumer products and services companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

Health Care Sector.    Health care companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Industrials Sector.    The industrials sector includes manufacturers and distributors of capital goods, such as aerospace and defense, building products, electrical equipment and machinery as well as companies that offer construction and engineering services. This sector also includes providers of commercial and professional services as well as transportation services. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Information Technology Sector.    Information technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks may experience extreme price and volume fluctuations that are often unrelated to their operating performance, and may experience significant market declines in their share values.

LIQUIDITY RISK.    Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

LEGISLATION/LITIGATION.    From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by the trust or funds. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

SELECTION RISK.    Selection risk is the risk that the securities selected for inclusion in the trust or by a fund’s management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less than other comparable investments.

UNMANAGED PORTFOLIO.    The trust is a unit investment trust and is not an actively managed fund. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, the trust’s portfolio will remain relatively fixed and is not subject to such frequent changes based upon continuous analysis. The trust will generally sell securities: to pay expenses, in limited circumstances to protect the trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on the trust or as permitted by the trust agreement. Since the trust will not sell securities in response to ordinary market fluctuations, the amount realized upon the sale of portfolio securities may not be the highest price attained by an individual security during the life of the trust.

NO FDIC GUARANTEE.    An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

OFFERING PRICE.    Units of the trust are offered at the public offering price. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales charge described in this prospectus. The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. The public offering price of units is sometimes referred to as the “offer price” or “purchase price.” Unit prices are available at www.smarttrustuit.com or through your financial professional.

The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time), provided that on the first day units are sold the unit price will be computed as of the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. If the sponsor receives your order prior to the close of regular trading on the New York Stock Exchange, or authorized financial professionals receive your order prior to that time, then in most instances you will receive the price computed on the date of receipt. If the sponsor receives your order after the close of regular trading on the New York Stock Exchange, or if authorized financial professionals receive your order after that time, then in most instances you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the sponsor in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

The minimum purchase is generally 100 units for individual purchasers and for purchases by certain custodial accounts or Individual Retirement Accounts, self-employed retirement plans, pension funds and other tax-deferred retirement plans. The minimum purchase requirements are subject to waiver and may vary by selling firm.

VALUE OF SECURITIES.    The trustee determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The trustee generally determines the value of securities using the closing sale price for securities traded on a national or foreign securities exchange. In some cases the trustee will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. The trustee will only do this if a security is not principally traded on a national or foreign securities exchange or if current market quotes are unavailable or inappropriate.

The trustee determined the initial prices of the securities shown under “Portfolio of Investments” as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day units are sold, the trustee will value the securities as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

ORGANIZATION COSTS.    During the initial offering period, part of the value of the securities represents an amount that will pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consultant’s security selection fee (if applicable), any one-time license fee (if applicable), the initial fees and expenses of the trustee and the initial audit. The trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when the trust pays these costs.

SALES CHARGE.    You pay a fee in connection with purchasing units. This is referred to as the “transactional sales charge.” The transactional sales charge has both an initial and a deferred component and equals 2.25% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales charge is based on the unit price on the initial date of deposit. The transactional sales charge equals the difference between the total sales charge and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales charge will vary as the public offering price per unit varies. The transactional sales charge does not include the creation and development fee which is described in more detail under “Trust Expenses and Charges.”

The maximum total sales charge equals 2.75% of the public offering price per unit at the time of purchase. You pay the initial sales charge, if any, at the time you buy units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 0.00% of the public offering price per unit on a $10 public offering price per unit. If the public offering price per unit exceeds $10, you will be charged an initial sales charge equal to the difference between the maximum sales charge percentage (maximum of 2.75% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales charge and total fixed dollar creation and development fee. The deferred sales charge is fixed at $0.225 per unit. The trust pays the deferred sales charge in equal monthly installments as described in the “Fee Table.” If you redeem or sell units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of units. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period. If you redeem or sell units prior to the end of the initial offering period, you will not pay the remaining creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the actual charges will exceed the percentages shown in the “Fee Table” if the public offering price per unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the public offering price per unit exceeds $10. In no event will the total sales charge exceed 2.75% of the public offering price per unit.

Since the deferred sales charge and creation and development fee are fixed dollar amounts per unit, the trust must charge these amounts per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed the sales charge at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales charge credit is paid by the sponsor and is not paid by the trust. The “Fee Table” shows the sales charge calculation at a $10 public offering price per unit and the following examples illustrate the sales charge at prices below and above $10. If the public offering price per unit fell to $9, the maximum sales charge would be $0.2475 (2.75% of the public offering price per unit), which consists of an initial sales charge of -$0.0275, a deferred sales charge of $0.225 and a creation and development fee of $0.05. If the public offering price per unit rose to $11, the maximum sales charge would be $0.3025 (2.75% of the public offering price per unit), consisting of an initial sales charge of $0.0275, a deferred sales charge of $0.225 and a creation and development fee of $0.05. The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units after the last deferred sales charge payment has been assessed, the secondary market sales charge is equal to 2.75% of the public offering price and does not include deferred payments.

DISCOUNTS.    There are a variety of ways for you to reduce the sales charge you pay. It is your financial professional’s responsibility to alert the sponsor of any sales charge discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales charge and the creation and development fee are fixed dollar amounts per unit, the trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charge and the creation and development fee, the sponsor will credit you the difference between your total sales charge and these fixed dollar fees at the time you buy units.

Employee Discount.    A portion of the sales charge is waived for purchases by officers, directors and employees (and immediate family members) of the sponsor and its affiliates and dealers and their affiliates. Immediate family members include spouses, children or step-children under 21 living in the same household, parents or step-parents, and trustees, custodians or fiduciaries for the benefit of such persons.

These purchases may be made at the public offering price per unit less the applicable dealer concession. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Fee Accounts.    Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Based CUSIP Numbers set forth under “Essential Information,” if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales charge you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. The sponsor reserves the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

DISTRIBUTION OF UNITS.    Units will be distributed to the public at the public offering price by the sponsor and through broker-dealers and other selling firms. The sponsor generally qualifies units for sale in various states in the United States. The sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The sponsor may reject any order for units in whole or in part.

The sponsor compensates broker-dealers and other selling firms when they sell units. This compensation includes the broker-dealer concessions or agency commissions described in the table below and other compensation described in this section. Any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession unless provided otherwise below. The broker-dealer concession or agency commission for initial offering period transactions is 2.00% of the public offering price per unit.

No dealer concession is paid to broker-dealers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee that are eligible to receive the “Fee Account” sales charge discount described in this prospectus. The broker-dealer concession or agency commission for secondary market sales is 2.00% of the public offering price per unit, provided however that any sales charge discount is borne by the broker-dealer or selling firm out of the dealer concession for transactions in the secondary market. The sponsor reserves the right to change the amount of concessions or agency commissions from time to time.

In addition to the concessions set forth above, broker-dealers and other selling firms will be eligible to receive additional compensation for volume sales of eligible units of certain Hennion & Walsh-sponsored unit investment trusts. This additional volume concession is based on total initial offering period sales of eligible trusts during a calendar quarter as set forth in the following table:

Initial Offering Period Sales During Calendar Quarter	Volume Concession
Less than $10,000,000	0.000%
$10,000,000 but less than $25,000,000	0.050%
$25,000,000 but less than $50,000,000	0.075%
$50,000,000 but less than $100,000,000	0.100%
$100,000,000 but less than $250,000,000	0.110%
$250,000,000 or greater	0.120%

This volume concession will be paid on units of eligible Hennion & Walsh-sponsored trusts sold in the initial offering period. For a trust to be eligible for this additional volume concession for calendar quarter sales, the trust’s prospectus must include disclosure related to this additional concession; a trust is not eligible for this additional volume concession if the prospectus for such trust does not include disclosure related to this additional volume concession. Broker dealers and other selling firms will not receive additional volume compensation unless it sells at least $10.0 million of units of eligible trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Except as described below, once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of eligible trusts during the applicable quarter. For example, if the firm sells $17.5 million of units of eligible trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $17.5 million. There will be no additional volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions, subject to the policies and instructions of the related selling firm. Eligible broker dealers and other selling firms include clearing firms that place orders with the sponsor and provide the sponsor with information with respect to the representatives who initiated such transactions. Eligible broker-dealers and other selling firms will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. Redemptions of units during the initial offering period will reduce the amount of units used to calculate the additional volume concessions. Secondary market sales of all units are excluded for purposes of these additional volume concessions. The sponsor will pay these amounts out of its own assets within a reasonable time following each calendar quarter.

The sponsor may provide, at its own expense and out of its own profits, additional compensation and benefits to broker-dealers and selling firms that sell units of the trust and the sponsor’s other products. This compensation is intended to result in additional sales of the sponsor’s products and/or compensate broker-dealers, selling firms and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of the sponsor’s products on a preferred or recommended product list and access to an intermediary’s personnel. The sponsor may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in intermediary firms and similar activities designed to promote the sale of the sponsor’s products. The sponsor may make such payments to a substantial majority of intermediaries that sell its products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the sponsor’s products, including the trust, over other products. These arrangements will not change the price you pay for your units.

The sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the sponsor pays for units and the price at which it sells or redeems them. The sponsor may also gain or lose money when it deposits securities to create units. The amount of the sponsor’s profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio of Investments.” The trustee may utilize the services of the sponsor for the purchase or sale of all or a portion of the portfolio securities in the trust and the sponsor may receive brokerage commissions from the trust in connection with these transaction in accordance with applicable law.

REDEMPTION AND SALE OF UNITS

You may sell or redeem units on any business day the New York Stock Exchange is open through your financial professional or the trustee. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and fee and organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the

“liquidation price.” You may pay any remaining deferred sales charge when you sell or redeem units. Certain broker-dealers may charge a transaction or other fee for processing unit redemptions.

SALES OF UNITS.    The sponsor intends to repurchase units from unitholders throughout the life of the trust at the current net asset value of the units, provided that you will not pay any remaining creation and fee and organization costs if you sell units during the initial offering period. The sponsor may resell repurchased units to other investors at the public offering price or redeem them for the redemption price. The sponsor’s secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If a market is not maintained, you will be able to redeem units with the trustee at the same price as the sponsor’s repurchase price. If you sell units prior to the collection of the entire deferred sales charge, you will be assessed the amount of the remaining deferred sales charge at the time of sale.

REDEMPTION OF UNITS.    You may also redeem units directly with the trustee on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales charge at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange are priced based on the date of receipt in most instances. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, or redemption requests received by authorized financial professionals after that time, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem units, the trustee will generally send you a payment for units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

You can request an in-kind distribution of the securities underlying units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares or securities not distributed in-kind. You may not request this option in the last 30 days of the trust’s life. This option may be discontinued upon 60 days notice.

DISTRIBUTIONS

The trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record as of the preceding record date. The record and distribution dates are shown in the “Essential Information.” An investor becomes a unitholder of record on the settlement date of the unit purchase (generally two business days following the purchase date). You may elect to either reinvest your distribution proceeds in additional units of the trust (as described below) or receive distributions in cash. In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in the trust portfolio. In addition, the trust will generally make required distributions or distributions to avoid the imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

The issuers in the trust’s portfolio make dividend payments at various times during the year. When the trust receives dividends from issuers, the trustee credits the dividends to the trust’s accounts. Because the trust does not necessarily receive dividends or income payments from the issuers at a constant rate throughout the year, the trust’s income distributions to unitholders will fluctuate. The amount of your distributions will also vary from time to time as companies change their dividends, securities are liquidated from the portfolio or trust expenses change.

Distributions may be reinvested into additional units of the trust by participating in the trust’s reinvestment option. In order to participate in the reinvestment option, investors should purchase units with a “Reinvestment” CUSIP number set forth in the “Essential Information.” You may also make or change your reinvestment election by contacting your financial professional or the trustee at least 10 days before the next applicable record date. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time. Once you have elected to participate in the reinvestment option, each distribution of income or principal on the participant’s units will be automatically applied by the trustee to purchase additional units of the trust. The sponsor reserves the right to modify or terminate the reinvestment plan at any time without prior notice. Distributions on units may be reinvested by participating in the trust’s reinvestment plan. Units acquired by reinvestment are not subject to a sales charge as described in “Public Offering.”

TRUST ADMINISTRATION

PORTFOLIO ADMINISTRATION.    The trust is a unit investment trust and is not an actively managed fund. Unlike a managed fund, the trust’s portfolio will remain relatively fixed. The trust will generally sell securities: to pay expenses, in limited circumstances to protect the trust, to take actions in response to corporation actions and other events impacting the portfolio securities, to make required distributions or avoid imposition of taxes on the trust or as permitted by the trust agreement.

When the trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders unless it is used to pay expenses or unit redemptions. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for portfolio securities, the trustee will, at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by the trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities or property. In determining whether to dispose of or hold portfolio securities, new securities or property, the sponsor may be advised by the trust’s portfolio supervisor. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to such trusts. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the initial date of deposit. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company for tax purposes. One such limitation applicable to a regulated investment company is that, generally, at the close of each quarter of each taxable year, not more than 25% of the value of a trust’s assets may be invested in the securities of one or more qualified publicly traded partnerships and certain other assets. If the portion of qualified publicly traded partnerships exceeds 25% of a trust, the trust may need to dispose of certain trust assets or stop purchasing additional units of the qualified publicly traded partnerships, which would alter the composition and diversity of the securities in the portfolio.

The size of the trust will increase as units are sold and the trust will acquire additional portfolio securities. When additional units are created, the existing portfolio will be replicated to the extent practicable. When the trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time units are created and the time the trust buys the securities. When the trust buys or sells securities, it may place orders with and pay brokerage commissions to certain directed brokers that sell units or are affiliated with the trust or the trustee.

REPORTS.    The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

AMENDING THE TRUST AGREEMENT.    The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). The sponsor and trustee cannot change the trust agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change the trust agreement.

TRUST TERMINATION.    The trust will terminate on the mandatory termination date set forth under “Essential Information.” The trustee may terminate the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning 100% of the units in the trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, the sponsor and your financial professional will refund any sales charge that you paid.

The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. When the trust terminates, you may be able to roll your investment into a subsequent series of the trust as described under “Rollover” below.

ROLLOVER.    The sponsor may offer a subsequent series of the trust when the trust offered in this prospectus terminates. In this case, when the trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a rollover as described in this section, if available, or (2) receive a cash distribution as described above under “Trust Termination.”

If you elect to participate in a rollover, your units will be redeemed on the trust’s termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the applicable public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

The sponsor intends to make subsequent trust series available for sale at various times during the year. Of course, the sponsor cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current trust. The sponsor cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust’s procedures. The sponsor may, in its sole discretion, modify a rollover or stop creating units of a trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. The sponsor may decide not to offer the rollover option upon 60 days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Tax Status.”

THE SPONSOR.    The sponsor is Hennion & Walsh, Inc., a New Jersey corporation. The sponsor is a full service broker-dealer, registered under the Securities Exchange Act of 1934. The sponsor was established in 1989 and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The sponsor maintains its principal business office in Parsippany, New Jersey. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace the sponsor, continue to operate the trust without a sponsor or terminate the trust. The sponsor may also resign by notifying the trustee.

The sponsor and the trust have adopted a code of ethics requiring the sponsor’s employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price the trust pays for the securities and the price received upon unit redemption or trust termination. For example, some or all of the securities in the trust may also be owned by other clients of the sponsor and its affiliates. However, because the trust is not a managed fund or because these clients have differing investment objectives, the sponsor or its affiliates may sell or recommend the sale of certain securities from those accounts in instances where a sale by the trust would not occur or would be impermissible, such as to maximize return by taking advantage of market fluctuations. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

THE SUPERVISOR.    The supervisor is Hennion & Walsh Asset Management, Inc., a New Jersey corporation. The supervisor is an affiliate of the sponsor and is an investment adviser registered with the Securities and Exchange Commission. The sponsor may remove and replace the supervisor in some cases without your consent. The supervisor may also resign by notifying the sponsor and trustee.

THE TRUSTEE.    The Bank of New York Mellon is the trustee of the trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The sponsor may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor.

TRUST EXPENSES AND CHARGES

The trust will pay various fees and expenses to conduct its operations. The “Fee Table” in this prospectus shows the estimated amount of these fees and expenses.

The sponsor will receive a fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.05 per unit outstanding at the end of the initial offering period. The trustee will deduct this amount from the trust’s assets as of the close of the initial offering period. The sponsor does not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the trust in non-interest bearing accounts.

The supervisor will be compensated for providing portfolio supervisory services as well as bookkeeping and other administrative services to the trust. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the trust, but at no time will the total amount received for such services rendered to all series of the Smart Trusts in any calendar year exceed the aggregate cost to the portfolio supervisor of supplying such services in such year.

The sponsor may receive brokerage fees when the trust uses it as agent in buying or selling securities. As authorized by the trust indenture, the trustee may employ a subsidiary or affiliate of the trustee to act as broker to execute certain transactions for a trust. The trust will pay for such services at standard commission rates.

The portfolio supervisor fee for bookkeeping and other administrative services and the trustee’s fee are based on the largest aggregate number of units of the trust outstanding at any time during the period for which the compensation is paid. These fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fee paid to the sponsor or its affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

The trust will also pay general operating expenses, such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect the trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. The trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

The trust will also indirectly bear the expenses of any funds in the trust portfolio. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust’s annual operating expenses in the “Fee Table” in this prospectus to illustrate the impact of these expenses.

TAX STATUS

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

TRUST STATUS.    The trust intends to qualify as a “regulated investment company” under the federal tax laws. If the trust qualifies as a regulated investment company and distributes its income as required by the tax law, the trust generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the trust invests in could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

DISTRIBUTIONS.    Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the trust’s distributions into three categories: ordinary income distributions, capital gain dividends and return of capital.

Ordinary income distributions are generally taxed at your ordinary tax rate; however, as further discussed below, certain ordinary income distributions received from the trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from the trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from the trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the trust may also be subject to a 3.8 percent “medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

DIVIDENDS RECEIVED DEDUCTION.    A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

SALE OR REDEMPTION OF UNITS.    If you sell or redeem units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase units.

CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS.    If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the “medicare tax” described above. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. For example, if some portion of your capital gain dividend is attributable to the trust’s interest in a master limited partnership, that portion may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the U.S. Treasury.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase units to determine your holding period. However, if you receive a capital gain dividend from the trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. The trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In addition, some portion of the dividends on your units that are attributable to dividends received by your trust from shares in real estate investment trusts may be designated by your trust as eligible for a deduction for qualified business income, provided certain holding period requirements are satisfied.

IN-KIND DISTRIBUTIONS.    Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when the trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

EXCHANGES.    If you elect to have your proceeds from the trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

TREATMENT OF TRUST EXPENSES.    Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. You may not be able to deduct some or all of these expenses.

FOREIGN TAX CREDIT.    If the trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes the trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS.    If the trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. The trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

FOREIGN INVESTORS.    If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the trust that are properly reported by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met. Distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

OTHER MATTERS

LEGAL MATTERS.    Chapman and Cutler LLP acts as counsel for the sponsor and the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.    The “Statement of Financial Condition” and the “Portfolio of Investments” in this prospectus are included herein in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, and upon the authority of that firm as experts in accounting and auditing.

ADDITIONAL INFORMATION.    This prospectus does not contain all the information in the registration statement that the trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the investment risks and certain information about the trust. You can obtain the Information Supplement by contacting the sponsor or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

DYNAMIC SECTOR INCOME TRUST,
SERIES 25
(SMART TRUST 448)

(A UNIT INVESTMENT TRUST)

PROSPECTUS

DATED: ________, ____

SPONSOR:

2001 Route 46, Waterview Plaza
Parsippany, New Jersey 07054
973-299-8989

TRUSTEE:

THE BANK OF NEW YORK MELLON
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
877-363-3613

This prospectus does not contain all of the information set forth in the registration statement, filed with the Securities and Exchange Commission under the Securities Act of 1933 (file no. 333-______), and the Investment Company Act of 1940 (file no. 811-21429), and to which reference is made. Information, including the information supplement, may be reviewed and copied at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C., and information on the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-202-551-8090. Copies may be obtained from the Securities and Exchange Commission by:

•	visiting the Securities and Exchange Commission Internet address: http://www.sec.gov
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	writing: Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 (after paying a duplicating fee)

Smart Trust

Information Supplement

October 1, 2018

This Information Supplement provides additional information concerning Smart Trust unit investment trusts that have prospectuses dated on and after the date set forth above. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.smartrustuit.com, by contacting your financial professional or by contacting Hennion & Walsh, Inc. at (973) 299-8989.

Contents

General Information	2
Investment Policies	2
Risk Factors	5
Administration of the Trust	53

General Information

Each trust is one of a series of separate unit investment trusts (“UITs”) created under the name Smart Trust and registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Hennion & Walsh, Inc. (as sponsor/depositor), Hennion & Walsh Asset Management, Inc. (as supervisor) and The Bank of New York Mellon (as trustee).

When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust’s initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

Each trust is a UIT and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a “RIC”) for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor’s direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

Risk Factors

An investment in units of a trust, and/or shares of other registered investment companies (“funds”) held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

Market Risk. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

Equity Securities. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

Fixed Income Securities. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

Dividends. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

Interest Rate Risk. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

Investment in Other Investment Companies. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies’ expenses are subject to the risk of fluctuation including in response to fluctuation in a fund’s assets. Accordingly, a fund’s actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust’s ability to invest in certain funds, the weighting of the fund in a trust’s portfolio and the trust’s ability to issue additional units in the future.

Closed-end Funds. Closed-end investment companies (“closed-end funds”) are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

Closed-end funds’ governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust’s position in that fund will be reduced and the cash will be distributed.

A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Business Development Companies. Business development companies (“BDCs”) are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies or (iii) cash, cash items, government securities or high quality debt securities maturing one year or less from the time of investment.

BDCs’ ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC’s assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC’s assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC’s common stock, it could also adversely impact a BDC’s ability to make dividend payments. A BDC’s credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC’s credit facilities and related funding and service agreements may contain various covenants that limit the BDC’s discretion in operating its business along with other limitations. Any defaults may restrict the BDC’s ability to manage assets securing related assets, which may adversely impact the BDC’s liquidity and operations.

BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors’ pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser’s liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC’s investments.

BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company’s board of directors and authorization by the company’s shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

Exchange-Traded Funds. Exchange-traded funds (“ETFs”) are typically investment companies registered under the Investment Company Act that have obtained exemptive relief from the Securities and Exchange Commission (the “SEC”) allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management’s ability to meet the ETF’s investment objective and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors’ perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust’s expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called “representative sampling,” which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund’s current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund’s current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the fund’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust’s portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT’s current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT’s current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called “creation units,” in exchange for an in-kind distribution of the UIT’s portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Inverse ETFs. Certain ETFs may be “inverse” ETFs. An inverse ETF, sometimes referred to as a “bear ETF” or “short ETF,” is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs’ possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs’ ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs “reset” daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF’s underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

Leveraged ETFs. Certain ETFs may be “leveraged” ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day’s returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF’s investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF’s longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF’s longer-term performance from a simple multiple of its index’s longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Non-Diversification Risk. Certain funds held by a trust may be classified as “non-diversified.” Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

Foreign Issuers. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

Emerging Markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Depositary Receipts. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Currency Risk. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust’s investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust’s investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

Foreign Government Securities Risk. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer’s balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer’s ability or willingness to service debt include, but are not limited to, a country’s cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole and the issuer’s policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

Supranational Entities’ Securities. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the

“World Bank”). The government members, or “stockholders,” usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

Small-Cap and Mid-Cap Companies. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small or mid-size company securities are often more volatile than prices associated with large company issues and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Real Estate Investment Trusts. Real estate investment trusts (“REITs”) may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market’s perception of the REIT industry generally. Because of their structure and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

Master Limited Partnerships. Master limited partnerships (“MLPs”) are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

Bond Quality Risk. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond’s rating.

Prepayment Risk. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or “calls” a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond’s call price could be less than the price paid for the bond and could be below the bond’s par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

Extension Risk. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

“When Issued” and “Delayed Delivery” Bonds. Certain debt obligations may have been purchased on a “when, as and if issued” or “delayed delivery” basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be “at risk” with respect to all “when, as and if issued” and “delayed delivery” bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

Premium Securities. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Market Discount. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

Original Issue Discount Bonds. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond’s par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

Zero Coupon Bonds. Certain bonds may be “zero coupon” bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Restricted Securities. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

Preferred Security Risks. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company’s assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip (“non-cumulative” preferred securities) or defer (“cumulative” preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer’s after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company’s debt, has priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but is typically subordinated to other classes of the operating company’s debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company’s senior debt securities due to its subordinated nature.

Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company’s capital structure but are subordinated to other bonds and debt instruments in a company’s capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

High Yield Securities. “High yield” or “junk” securities, the generic names for securities rated below BBB by Standard & Poor’s or below Baa by Moody’s (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below “investment grade” and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

An investment in “high yield, high-risk” debt obligations or “junk” obligations may include increased credit risks and the risk that the value of the units will decline and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Municipal Bonds. Certain municipal bonds are “general obligation bonds” and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are “revenue bonds” payable from the income of a specific project or authority and are not supported by the issuer’s power to levy taxes. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer’s boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility’s gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of “no-growth” zoning ordinances.

Certain municipal bonds may be industrial revenue bonds (“IRBs”). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator’s creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity (“lease obligations”). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged, a lease obligation is ordinarily backed by the municipality’s covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain “non-appropriation” clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity’s failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although “non-appropriation” lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport’s gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

Certain municipal bonds may have been acquired at a market discount from par value at maturity. A “tax-exempt” municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Convertible Securities. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Senior Loans. Senior loans may be issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund’s books. The illiquidity of senior loans may impair a fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

Floating Rate Instruments. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

Asset-Backed Securities. Asset-backed securities (“ABS”) are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

Mortgage-Backed Securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity’s debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

U.S. Government Obligations Risk. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency’s obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

Money Market Securities. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund’s opportunity to achieve its investment objective.

Derivatives Risk. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions, however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of “swap” and “security-based swap,” increased recordkeeping and reporting requirements, changing definitional and registration requirements and changes to the way that funds’ use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund’s ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

Options. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation (“OCC”) may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund’s ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund’s capital appreciation potential on the underlying security.

To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund’s adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

If a fund employs a covered call strategy, a fund will generally write (sell) call options on a significant portion of the fund’s managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option’s expiration date. The ability to successfully implement the fund’s investment strategy depends on the fund adviser’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options’ expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

An option is generally considered “covered” if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund’s portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund’s portfolio can vary widely over time.

Swaps. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

Forward Foreign Currency Exchange Contracts. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

Indexed and Inverse Securities. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund’s investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund’s management does not anticipate.

Futures. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

Repurchase Agreement Risk. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

Short Sales Risk. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund’s gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

Commodities. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

Concentration Risk. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

Communication Services Sector. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

Consumer Discretionary and Consumer Staples Sectors. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry’s ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Energy Sector. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

Financials Sector. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies’ policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company’s investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

Health Care Sector. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product’s transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians’ confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

Industrials Sector. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

Information Technology Sector. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company’s products or in the market for products based on a particular technology could have a material adverse effect on an issuer’s operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies. Some key components of certain products of technology issuers are currently available only from single sources.

There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer’s operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer’s technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

Materials Sector. Companies in the basic materials sector are engaged in the manufacture, mining, processing or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Real Estate Sector. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

Utilities Sector. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

California. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California’s 2016-17 fiscal year running from July 1, 2016 to June 30, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

Economic Outlook. California’s economy continued to improve during the first half of the 2016-17 fiscal year. California’s unemployment rate hit a new record low falling to 4.3% in December 2017 and 278,900 jobs were added since June 30, 2017, with 10 out of 11 industry sectors experiencing job growth. Average wages rose, but at slower rates than in previous periods of low unemployment due, in part, to the retirement of baby boomers. California’s personal income for the quarter ending September 2017 was 0.6% higher than in June 2017 but was lower than the 0.9% increase during the same quarter in 2016.

Stabilizing commodity prices and rising wages moved consumer prices higher. Inflation in California rose 2.5% in the 2016-17 fiscal year compared to an increase in national inflation of 1.8%. According to the California Department of Finance, inflation in California is expected to increase by 3.1% in the 2017-18 fiscal year 2017-18 and 2.9% in the 2018-19 fiscal year. In comparison, national inflation is expected to increase by 2.1% in the 2017-18 fiscal year and 2.2% in the 2018-19 fiscal year.

Housing inflation rose 4.9% in California compared to 3.3% nationwide during 2017. Median home prices in California increased 7.6% over prices in December 2016 but decreased 1.1% since June 2017. California housing permits have lagged behind population growth and California is experiencing the lowest housing inventory level in 13 years.

Net Assets. California’s primary government’s combined net position (governmental and business-type activities) increased by $9.1 billion (29.9%) from a negative $30.4 billion to a negative $21.3 billion as of June 30, 2017.

A significant portion of the California primary government’s net position is comprised of its $109.3 billion net investment in capital assets, such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets). This amount of capital assets is net of any outstanding debt used to acquire those assets and the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities. Further, these assets are not available for future spending.

Another $40.1 billion of the California primary government’s net position represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. As of June 30, 2017, the primary government’s combined unrestricted net deficit position was $170.8 billion—$169.5 billion for governmental activities and $1.3 billion for business-type activities.

California General Fund. California’s main operating fund (the “California General Fund”) ended the 2016-17 fiscal year with assets of $26.4 billion; liabilities and deferred inflows of resources of $20.6 billion; and non-spendable, restricted, and committed fund balances of $104 million, $7.4 billion, and $181 million, respectively, leaving the California General Fund with a negative unassigned fund balance of $1.9 billion. Total assets of the California General Fund increased by $5.4 billion (26.0%) over the prior fiscal year, while total liabilities and deferred inflows of resources decreased by $11 million (0.1%).

As of the end of the 2015-16 fiscal year, the California General Fund had an excess of revenues over expenditures of $8.9 billion ($125.1 billion in revenues and $116.2 billion in expenditures). Approximately $120.3 billion (96.1%) of California General Fund revenue is derived from California’s largest three taxes—personal income taxes ($84.3 billion), sales and use taxes ($24.9 billion), and corporation taxes ($11.1 billion). As a result of fund classifications made to comply with generally accepted governmental accounting principles, a total of $309 million in revenue, essentially all from unemployment programs, is included in the California General Fund.

During the 2016-17 fiscal year, total California General Fund revenue increased by $7.5 billion (6.4%), mainly resulting from increases in personal income taxes of $5.7 billion (7.3%) and in corporation taxes of $1.9 billion (20.7%). California General Fund expenditures increased by $4.5 billion (4.0%), mainly resulting from increases in education and health and human services expenditures, which were up $2.0 billion and $1.3 billion, respectively. The California General Fund ended the 2016-17 fiscal year with a fund balance of $5.8 billion, a $5.4 billion increase from the prior year’s ending fund balance of $362 million.

Budget Outlook. California’s 2016-17 Budget Act (the “California Budget Act”) enacted on June 27, 2016 increased the California General Fund’s budgeted expenditures by $3.7 billion, or 3.0% over last year’s California General Fund budget. The California Budget Act appropriated $183.3 billion—$125.1 billion from the California General Fund, $54.9 billion from special funds, and $3.3 billion from bond funds. The California General Fund’s revenues were projected to be $125.9 billion after a $1.8 billion transfer to California’s rainy-day fund, the Budget Stabilization Account. California General Fund revenue comes predominantly from taxes, with personal income taxes expected to provide 70.0% of total revenue. California’s major taxes (personal income, sales and use, and corporation taxes) are projected to supply approximately 97.3% of the California General Fund’s resources in fiscal year 2017-18. The California General Fund was projected to end fiscal year 2017-18 with $9.9 billion in total reserves—$8.5 billion in the Budget Stabilization Account and $1.4 billion in the California General Fund’s Special Fund for Economic Uncertainties. In addition to the required minimum annual transfer to the Budget Stabilization Account, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2017-18 spending plan included $1.8 billion of debt reduction expenditures.

In January 2018, the proposed 2018-19 governor’s budget provided revised estimates of fiscal year 2017-18 California General Fund revenues, expenditures, and reserves. The revised estimates project California General Fund revenue of $127.3 billion, expenditures of $126.5 billion, and total year-end reserves of $12.6 billion-$8.4 billion in the Budget Stabilization Account and $4.2 billion in the California General Fund’s Special Fund for Economic Uncertainties—which is $3.2 billion more than projected in June 2017 for the enacted budget. As of January 1, 2018, actual California General Fund cash receipts for the first half of fiscal year 2017-18 surpassed estimates by 7.4% resulting in a decrease in the California General Fund’s need for temporary borrowing by $2.4 billion compared to estimates, leaving a balance as of December 31, 2017, of $16.1 billion in outstanding loans, comprised entirely of internal borrowing from special funds.

The 2017-18 spending plan increased total state expenditures by $12.2 billion over the 2016-17 level primarily in education, transportation, and health and human services programs. The California General Fund had a $2.1 billion increase in education spending to meet the Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges, $475 million for universities and additional financial aid to students, and $310 million in childcare and pre-school programs. The increase in transportation spending is mainly attributed to the implementation of the Road Repair and Accountability Act of 2017, which increased existing fuel excise taxes and created two new vehicle charges.

The projected $2.8 billion of increased revenue for the 2017-18 fiscal year will be mainly spent on transit-related projects. In addition, the 2017-18 spending plan allocates an estimated $2.6 billion in cap-and-trade auction revenues to programs related to transportation and housing, forestry and fire prevention activities and reducing emissions from vehicles, heavy-duty equipment and agricultural activities. The increases in health and human services spending results from the allocation of $1.3 billion from increased tax revenue on tobacco products to California’s MediCal programs and a $400 million increase in California General Fund assistance to counties for in-home supportive services costs.

To help reduce California’s net pension liability, the 2017-18 spending plan includes a one-time $6.0 billion supplemental payment to the California Public Employees’ Retirement System which will be made using a loan from California’s internal investment pool. The California General Fund’s share of the loan repayment will begin in fiscal year 2017-18 and will be counted towards the minimum annual debt reduction payments required by Proposition 2 over the expected term of the loan. The remaining balance of the loan will be repaid from special funds that contribute to the California Public Employees’ Retirement System, and which will benefit from the loan.

Capital Assets. As of June 30, 2017, California’s investment in capital assets for its governmental and business-type activities was $140.7 billion (net of accumulated depreciation/amortization). California’s capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trade-marks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

As of June 30, 2017, California’s capital assets increased $4.0 billion, or 2.9% over the prior fiscal year. The majority of the increase occurred in state highway infrastructure, and buildings and other depreciable property.

Debt Administration. At June 30, 2017, California had total bonded debt outstanding of $111.3 billion, including $79.5 billion ($3.5 billion current and $76 billion long-term) in general obligation bonds, which are backed by the full faith and credit of California, and $31.8 billion ($1.9 billion current and $29.9 long-term) in revenue bonds, which are secured solely by specified revenue sources. During the 2016-17 fiscal year, California issued $9.0 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

Budgetary Control. Every year, California’s Governor recommends a budget including estimated revenues for approval by the legislature. The annual budget bill adopted by the Legislature does not include revenues. Under state law, California cannot adopt a spending plan that exceeds estimated revenues. California’s annual budget is primarily prepared on a modified accrual basis for governmental funds. The budget can be amended throughout the year by special legislative action, budget revisions by the Department of Finance, or executive orders of the Governor. Amendments to the original budget for the fiscal year ended June 30, 2017, increased spending authority for the budgetary/legal basis-reported California General Fund and the Environmental and Natural Resources Funds, and decreased spending authority for Transportation Funds.

Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the Budget Act, as approved by the Legislature and signed by the Governor, are the primary sources of annual expenditure authorizations. Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available, otherwise the spending authority for these encumbrances lapses.

Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self-insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government’s financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a “pay-as-you-go” basis, with workers’ compensation benefits for self-insured agencies initially being paid by the State Compensation Insurance Fund.

As of June 30, 2017, the discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.0 billion, which is primarily based on actuarial reviews of California’s workers’ compensation program and includes indemnity payments to claimants, other costs of providing workers’ compensation benefits, the liability for unpaid services fees, industrial disability leave benefits and incurred-but-not-reported amounts. The estimated total liability of approximately $5.8 billion is discounted to $4.0 billion using a 3.5% interest rate. Of the total discounted liability, $396 million is a current liability, of which $265 million is included in the California General Fund, $128 million in the special revenue funds, and $3 million in the internal service funds. The remaining $3.6 billion is reported as other noncurrent liabilities.

Ratings. As of October 1, 2018 all outstanding general obligation bonds of the state of California were rated “AA-” by S&P Global Ratings, a division of S&P Global, Inc., and “Aa3” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New Jersey. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey’s 2016-17 fiscal year running from July 1, 2016 to June 30, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

Economic Outlook. The 2016-17 fiscal year was the eighth year in New Jersey’s economic recovery. There were 42,900 new private-sector jobs added over the course of the year led by the following sectors: education and health services (20,300); trade, transportation, and utilities (15,300); leisure and hospitality services (8,500); and manufacturing (3,200). At the end of December 2017, New Jersey’s unemployment rate was 4.7%, matching the rate from a year ago.

New Jersey’s housing market continued to expand with total existing home sales 9.0% higher, single-family home sales 9.7% higher and townhouse/condo sales 8.5% higher than the prior year. Residential construction also increased in the 2016-17 fiscal year following a down year. Permits to build single-family homes were 3.7% higher and permits to build units in large apartment buildings were 9.4% higher than the prior year.

New Jersey’s new car sales in 2016-17 fiscal year declined by 1.8% from the prior year. At the end of the third quarter of 2017, aggregate personal income, defined as wage income as well as income from other sources such as assets and transfers, reached a new all-time high and has grown at an average annual rate of 3.0% since its low point in the first quarter of 2009.

Revenues and Expenditures. New Jersey’s revenues, including transfers, during the 2016-17 fiscal year totaled $60.3 billion, an increase of $1.6 billion versus the prior fiscal year. This increase is primarily attributable to operating grants and contributions in addition to higher gross income tax collections. General taxes were 52.4% of New Jersey’s total revenues for the fiscal year at $31.6 billion, representing an increase of $1.1 billion versus the prior fiscal year. New Jersey’s three major taxes comprised 81.2% of the total general taxes collected during the fiscal year, including $14.0 billion in gross income tax, $9.6 billion in the sales and use tax and $2.1 billion in the corporation business tax.

New Jersey’s 2016-17 fiscal year expenses totaled $71.8 billion, an increase of $5.2 billion compared to the prior fiscal year. New Jersey’s spending increases were comprised of the following factors: a $3.6 billion increase in government direction, management and control mainly due to the increase in the pension expense based on the requirements of Governmental Accounting Standards Board (GASB) Statement No. 68, Accounting and Financial Reporting for Pensions, $716.7 million in physical and mental health, $515.1 million in educational, cultural, and intellectual development and $406.1 million in transportation programs.

New Jersey General Fund. New Jersey’s chief operating fund (the “New Jersey General Fund”) is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund’s ending fund balance totaled $4.7 billion of which $783.7 million represented unassigned fund balance.

On a budgetary basis, general revenues of $34.4 billion were $2.0 billion lower than the final budget. The negative variance was the result of unearned grant revenues (both federal and other) of $1.5 billion and declines of $1.2 billion in other revenues. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

Total expenditures were $2.3 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2016-17 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows New Jersey to receive the maximum federal dollars that become available. During the 2016-17 fiscal year, New Jersey’s appropriation of federal funds and other grants exceeded expenditures by $1.5 billion, which is available for use in future years. From a 2016-17 fiscal year program perspective, the following areas under-spent: community development and environmental management ($570.7 million); economic planning, development and security ($449.7 million); transportation programs ($367.9 million); public safety and criminal justice ($352.0 million); physical and mental health ($332.1 million); government direction, management and control ($259.5 million); special government services ($55.5 million); and offset by over-spending in educational, cultural and intellectual development ($107.5 million).

Net Assets. The primary government’s assets and deferred outflows of resources totaled $73.7 billion, an increase of $17.9 billion from the prior fiscal year after three restatements that resulted in a $822.4 million decrease in net position. Restatements were made to: decrease net capital assets; increase noncurrent liabilities resulting from the inclusion of state health benefit funds incurred but not reported obligations; and account for the inclusion of state health benefit funds resulting from the implementation of GASB Statement No. 74, Financial Reporting for Postemployment Benefit Plans Other than Pension Plans. As of June 30, 2017, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $132.6 billion. New Jersey’s unrestricted net position (which represents net assets that have no statutory commitments and are available for discretionary use) totaled a negative $148.9 billion. The negative balance is primarily a result of New Jersey implementing, in the 2014-15 fiscal year, GASB Statement No. 68 and New Jersey’s recognition of other postemployment benefits under GASB Statement No. 45, Accounting and Financial Reporting by Employers for Postemployment Benefits Other than Pensions. Financing activities contributing to New Jersey’s negative unrestricted net position include: liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

Changes in Net Assets. New Jersey’s 2016-17 fiscal year net position decreased by $11.5 billion. Approximately 52.4% of New Jersey’s total revenues came from general taxes, while 28.9% came from operating grants. Charges for services amounted to 17.1% of total revenues, while other items such as capital grants and miscellaneous revenues accounted for the remainder. New Jersey’s expenses cover a range of services. The largest expense was for government direction, management and control at 26.4%. Other large expenses included: educational, cultural and intellectual development, which includes approximately $401.0 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction which amounted to 24.6%, and physical and mental health which amounted to 20.8%. Other major expenditures focused on economic planning, development and security and public safety and criminal justice. During the 2016-17 fiscal year, governmental activities expenses exceeded program revenues. This imbalance was mainly funded through $33.2 billion of general revenues (mostly taxes). The remaining $11.7 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, business-type activities reflected a net position increase of $282.1 million as the unemployment compensation fund’s available resources exceeded the need to pay claims.

Debt Administration. As of June 30, 2017, New Jersey’s outstanding long-term obligations for governmental activities increased $29.6 billion versus the prior fiscal year, to a total of $201.3 billion. The increase consists of: a $26.1 billion increase in the net pension liability and net other postemployment benefits (“OPEB”) obligation, $3.4 billion in bonded debt and $0.1 billion in other non-bonded debt. Long-term bonded obligations totaled $46.1 billion, while other long-term obligations totaled $155.2 billion. In addition, New Jersey has $15.2 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2017, the legislatively authorized but unissued debt increased by $11.2 billion from the prior fiscal year. In the 2014-15 fiscal year, New Jersey implemented GASB Statement No. 68 which required New Jersey to record its proportionate share of the net pension liability for all state retirement systems. Only the 2013-14 fiscal year was restated. Therefore, comparisons cannot be made to the 2012-13 fiscal year.

Ratings. As of October 1, 2018, all outstanding general obligation bonds of the State of New Jersey were rated “A-” by S&P Global Ratings a division of S&P Global, Inc. and “A3” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

New York. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York’s 2016-2017 fiscal year running from April 1, 2016 to March 31, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

Economic Condition and Outlook. Overall economic activity, employment and wages all rose in New York in 2016, but at rates below the nation’s. The nation’s real gross domestic product slowed in 2016, increasing by 1.6 percent. In comparison, New York’s real gross state product grew at half this rate, an increase of 0.8 percent. Similar to the nation, this economic growth was weaker than New York’s 1.2 percent gain in 2015. Job growth at both the national and state levels decelerated in 2016. Employment increased at a stronger rate nationally, growth of 1.7 percent, compared to 1.5 percent in New York. Total employment in New York increased to nearly 9.4 million. Similar to employment, wages at both the national and state levels increased at a slower rate in 2016. Gains in wages at the national level (3.9 percent) were stronger than those in New York (3.2 percent) in 2016.

General Government Results. An operating deficit of $2.8 billion is reported in the state’s general fund (“New York General Fund”) for the 2016-2017 fiscal year. As a result, the New York General Fund now has an accumulated fund balance of $2.3 billion. New York completed its 2016-2017 fiscal year with a combined governmental funds operating deficit of $3.4 billion as compared to a combined governmental funds operating surplus in the 2015-2016 fiscal year of $408 million. The combined operating deficit of $3.4 billion for the 2016-2017 fiscal year included an operating deficit in the New York General Fund of $2.8 billion, an operating surplus in the “Federal Special Revenue Fund” of $6 million, an operating deficit in the “General Debt Service Fund” of $774 million and an operating surplus in “Other Governmental Funds” of $204 million.

New York’s financial position as shown in its governmental funds balance sheet as of March 31, 2017 includes a fund balance of $11.2 billion comprised of $43.6 billion of assets less liabilities of $30.6 billion and deferred inflows of resources of $1.8 billion. The governmental funds fund balance includes a $2.3 billion accumulated New York General Fund balance.

Overall Financial Position. In the 2016-2017 fiscal year, New York reported net position of $28.9 billion, comprised of $160.2 billion in total assets and $9.5 billion in deferred outflows of resources, less $139.5 billion in total liabilities and $1.3 billion in deferred inflows of resources.

Net position reported for governmental activities decreased in the 2016-2017 fiscal year by $4 billion, decreasing to $28.6 billion from $32.5 billion in the 2015-2016 fiscal year.

Unrestricted net position for governmental activities—the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements—had a deficit of $45.6 billion at the end of the 2016-2017 fiscal year.

The net position deficit in unrestricted governmental activities, which increased by $4.7 billion in 2017, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and the obligation related to other postemployment benefits ($17.3 billion). Such outstanding debt included: securitizing New York’s future tobacco settlement receipts ($660 million); eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($1.8 billion); and borrowing for local highway and bridge projects ($4.1 billion), local mass transit projects ($1.5 billion), and a wide variety of grants and other expenditures not resulting in New York capital assets ($12.7 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

The net position for business-type activities increased by $107 million (47.6 percent) to $332 million in 2017 as compared to $225 million in 2016. The increase in net position for business-type activities was due to employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund ($768 million). This was partially offset by the State University of New York expenses exceeding revenues and State support ($537 million), the City University of New York Senior Colleges expenses exceeding revenues and state support ($88 million), and Lottery education aid transfers exceeding net income ($36 million).

New York General Fund Budgetary Highlights. New York General Fund disbursements exceeded receipts by $1.2 billion in 2016-2017. The New York General Fund ended the 2016-2017 fiscal year with a closing cash fund balance of $7.7 billion, which consisted of approximately $1.8 billion in the state’s rainy day reserve funds ($1.3 billion in the “Tax Stabilization Reserve Account” and $540 million in the “Rainy Day Reserve Fund”), $56 million in the “Community Projects Fund,” $21 million in the “Contingency Reserve Fund,” and $5.9 billion in the “Refund Reserve Account.” Total New York General Fund receipts for the 2016-2017 fiscal year (including transfers from other funds) were approximately $66.9 billion. Total New York General Fund disbursements for the 2016-2017 fiscal year (including transfers to other funds) were approximately $68.1 billion.

Net operating results for the 2016-2017 fiscal year were $1.7 billion more favorable than anticipated in the original financial plan, with the original plan projecting a net operating deficit of $2.9 billion. Total receipts and transfers from other funds were less than original financial plan estimates by $2.1 billion and total disbursements and transfers to other funds were less than original financial plan estimates by $3.8 billion.

Personal income tax receipts were $1.3 billion below initial projections, due to underlying weakness in estimated payments and withholding growth. Business tax receipts were $989 million below initial projections, due to shortfalls in both audit collections and cash payments associates with tax year 2015 final returns. The lower receipts were partially offset by higher than estimated estate tax collections related to stronger than anticipated growth in household net worth. Miscellaneous receipts were $1 billion higher than the original projections, due almost entirely to additional monetary settlement collections not anticipated in the initial budget for the 2016-2017 fiscal year.

Net operating results for the 2016-2017 fiscal year were $0.5 million more favorable than anticipated in the final financial plan, with the final financial plan projecting a net operating deficit of $1.7 billion. Total receipts and disbursements were lower than the final financial plan estimates (by $1.1 billion and $1.6 billion, respectively). Lower receipts were primarily due to lower than expected business tax receipts related to lower corporate franchise taxes and lower transfers to other funds due to timing associated with the availability of fund balances. Lower than projected total disbursements occurred primarily as a result of lower than planned transfers to the Capital Projects Fund, as well as lower spending for local assistance and agency operations.

Capital Assets. As of the end of the 2016-2017 fiscal year, New York has $104.8 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $2.4 billion over the 2015-2016 fiscal year.

Debt Administration. There are a number of methods by which New York may incur debt. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease purchase and contractual obligations where New York’s legal obligation to make payments is subject to and paid from annual appropriations made by the New York State legislature or from assignment of revenue in the case of tobacco settlement revenue bonds. Equipment capital leases and mortgage loan commitments, which represent $542 million as of the end of the 2016-2017 fiscal year, do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York’s governmental activities—thus it is not expected to be repaid from resource generated by business-type activities.

At the end of the 2016-2017 fiscal year, New York had $173 million in New York-supported (net) variable rate bonds outstanding and $1.7 billion in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. At the end of the 2016-2017 fiscal year, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.3 percent of the New York-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.7 billion were equal to 3.4 percent of the total New York-supported debt portfolio.

At the end of the 2016-2017 fiscal year, New York had $56.2 billion in bonds, notes, and other financing agreements outstanding compared with $56.7 billion in the 2015-2016 fiscal year, a decrease of $518 million.

In addition, New York reported $1.4 billion for collateralized borrowings ($378 million in governmental activities and $985 million in business-type activities) for which specific revenues have been pledged. In the 2015-2016 fiscal year, New York reported $838 million for collateralized borrowings ($401 million in governmental activities and $437 million in business-type activities). During the 2016-2017 fiscal year, New York issued $6.1 billion in bonds, of which $2.3 billion was for refunding and $3.8 billion was for new borrowing.

The New York State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. As of the end of the 2016-2017 fiscal year, New York has $2.7 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

The state finance law, through the New York State Debt Reform Act of 2000 (the “New York Debt Reform Act”), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of state and federal laws.

Included in New York’s outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York’s Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. With respect to pending and threatened litigation, New York has reported, in the governmental activities, liabilities of $924 million, of which $712 million pertains to the State University of New York, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. In addition, the State of New York is party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $116 million.

Ratings. As of October 1, 2018, all outstanding general obligation bonds of the State of New York were rated “AA+” by S&P Global Ratings a division of S&P Global, Inc., and “Aa1” by Moody’s Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

Additional Deposits. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

Administration of the Trust

Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust’s net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders’ pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of a trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants’ report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

(A) As to the Income Account:

(1)	the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);
(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Income Account for payment into the Reserve Account;
(4)	the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;
(6)	the aggregate distributions to unitholders; and
(7)	the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B) As to the Capital Account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;
(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;
(3)	the deductions, if any, from the Capital Account for payments into the Reserve Account;
(4)	the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the supervisor, counsel, auditors and any other expenses paid by the trust;
(5)	the deductions for payment of the sponsor’s expenses of organizing the trust;

(6)	the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;
(7)	the deductions for payment of deferred sales charge and creation and development fee, if any;
(8)	the aggregate distributions to unitholders; and
(9)	the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C) The following information:

(1)	a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;
(2)	the number of units outstanding on the last business day of such calendar year;
(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and
(4)	the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. The death or incapacity of any unitholder shall not operate to terminate a trust nor entitle his legal representatives or heirs to claim an accounting or to take any action or proceeding in any court of competent jurisdiction for a partition or winding up of a trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

Amendment. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders.

Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors shall consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

Termination. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition as the case may be of the last security held in the trust but in no event is it to continue beyond the trust’s mandatory termination date. If the value of a trust shall be less than 40% of the aggregate value of securities deposited in such trust during the initial offering period, the trustee may, in its discretion, and shall when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by written consent of the holders of units representing 100% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor or any underwriter of units of a trust, so that the net worth of the trust would be reduced to less than 40% of the principal amount of the securities at the time they were initially deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor or any underwriter, the sponsor will refund, on demand and without deduction, to each purchaser of units of the trust the entire sales charge paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust’s termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in kind distribution through the distribution of each of the securities of a trust in book-entry form to the account of the unitholder’s bank or broker-dealer at The Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder’s in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (877) 363-3613.

The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper, instrument or further act.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor, upon sixty days’ prior written notice, may remove the trustee for any reason and appoint a successor trustee, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder of record by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee shall be a corporation organized and doing business under the laws of the United States, or any state thereof, be authorized under such laws to exercise corporate trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The trustee except by reason of its own gross negligence or willful misconduct shall not be liable for any action taken or suffered to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by a trust agreement. Each trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance on any document prima facie properly executed or for the disposition of moneys, securities or certificates pursuant to the trust agreement except by reason of its own gross negligence, lack of good faith or willful misconduct. The trustee shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any unitholder or the sponsor, other than as expressly provided for in a trust agreement. The trustee shall not be under any obligation to appear in, prosecute or defend any action, which in its opinion may involve it in expense or liability, unless, as often as required by the trustee, it shall be furnished with reasonable security and indemnity against such expense or liability, and any pecuniary cost of the trustee from such actions shall be deductible from and a charge against the Income and Capital Accounts of the affected trust. The trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the portfolio securities or upon the interest thereon or upon it as trustee under a trust agreement or upon or in respect of any trust. In addition, each trust agreement contains other customary provisions limiting the liability of the trustee. The trustee shall be indemnified ratably by the affected trusts and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

The sponsor and unitholders may rely on any evaluation furnished by the trustee and the trustee shall have no responsibility for the accuracy thereof. The trustee shall have no liability to the sponsor or unitholders for errors in information obtained from any pricing service or similar source of information used to obtain closing sale prices which is selected by the trustee using reasonable care. Each trust agreement provides that with respect to any evaluation of portfolio securities made by the trustee, the trustee shall not be liable for errors in judgment or any action taken in good faith, provided that the trustee will not be protected against any liability to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement.

The Sponsor. The sponsor of each trust is Hennion & Walsh, Inc. The sponsor is a full service broker-dealer which caters to individual investors. The sponsor’s headquarters are located at 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054. You can contact the sponsor at this address or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation and a registrant of the Municipal Securities Rulemaking Board.

Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper, instrument or further act.

If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

The sponsor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to the trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided that the sponsor shall not be protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under a trust agreement. The sponsor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, supervisor, counsel or any other persons pursuant to a trust agreement. The sponsor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in a trust agreement.

Each trust shall indemnify, defend and hold harmless the sponsor from and against any loss, liability or expense incurred in acting as sponsor of such trust (including the costs and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The sponsor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability; provided, however, that the sponsor may in its discretion undertake any such action which it may deem necessary or desirable in respect of a trust agreement and the rights and duties of the parties thereto and the interests of the unitholders thereunder and, in such event, the legal expenses and costs of any such action and any liability resulting therefrom shall be expenses, costs and liabilities of the trust concerned and shall be paid directly by the trustee out of the Income and Capital Accounts of such trust.

The sponsor will receive gross sales charges equal to the percentage of the offering price of the units of a trust stated in the prospectus and will pay a portion of such sales charges to dealers and selling agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

The Supervisor. Hennion & Walsh Asset Management, Inc. serves as supervisor. The supervisor may resign by executing an instrument in writing and filing the same with the sponsor and the trustee. Upon receiving such notice of resignation, the sponsor or, if no sponsor is acting, the trustee, may appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. The sponsor or, if no sponsor is acting, the trustee, may remove the supervisor at any time upon thirty days’ written notice and either continue without a supervisor or appoint a successor supervisor (which may include the sponsor) having qualifications and at a rate of compensation satisfactory to the sponsor or, if the removal and appointment is made by the trustee, the trustee. Notice of such resignation or removal and appointment of a successor supervisor shall be mailed by the trustee to each unitholder then of record.

The supervisor shall be under no liability to any trust or the unitholders for any action taken or for refraining from the taking of any action in good faith pursuant to a trust agreement or for errors in judgment or for depreciation or loss incurred by reason of the purchase or sale of portfolio securities, provided, however, that the supervisor is not protected against any liability to which it would otherwise be subjected by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement. The supervisor may rely in good faith on any document prima facie properly executed and submitted to it by the trustee, counsel or any other persons pursuant to a trust agreement. The supervisor shall in no event be deemed to have assumed or incurred any liability, duty or obligation to any trust, any unitholder or the trustee other than as expressly provided in the related trust agreement.

Each trust shall indemnify, defend and hold harmless the supervisor from and against any loss, liability or expense incurred in acting as supervisor of such trust (including the costs and expenses of the defense against any such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the related trust agreement. The supervisor shall not be under any obligation to appear in, prosecute or defend any legal action which in its opinion may involve it in any expense or liability.

Expenses of the Trust. The sponsor may receive a fee from a trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from a trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the largest number of units outstanding during the period for which such compensation is calculated. Such fee shall be prorated for any period in which the trustee provides services under the trust agreement during less than the whole of such period. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a fee for surveillance services and bookkeeping and administrative services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other UITs for which the supervisor acts as supervisor, exceed the aggregate cost to the supervisor of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

For providing bookkeeping and administrative services to a trust, the sponsor shall receive a fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other UITs for which the sponsor acts as sponsor and provides bookkeeping and administrative services, exceed the aggregate cost of providing such services. Such fee shall be calculated based on the largest number of units outstanding during the period for which such compensation is calculated and shall be pro rated for any period in which the sponsor provides services during less than the whole of such period.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to a trust and supervisor’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee or sponsor to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement; (h) expenditures incurred in contacting unitholders upon termination of the trust; and (i) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of the trust, the costs of a portfolio consultant, if any, licensing fees, if any, the initial fees and expenses of the trustee and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

Portfolio Transactions and Brokerage Allocation. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

Bonding Arrangements

The employees of Hennion & Walsh, Inc. are covered under Brokers’ Fidelity Bond in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

Contents of Registration Statement

This Registration Statement comprises the following:

The facing sheet

The prospectus and information supplement

The signatures

The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement including certain amendments to the Standard Terms and Conditions of Trust referred to under Exhibit 1.1.1 below (to be filed by amendment).
1.1.1	Standard Terms and Conditions of Trust (filed as Exhibit 1.1.1. to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.2	Amended and Restated Certificate of Incorporation of Hennion & Walsh, Inc. dated March 14, 2013 (filed as Exhibit 1.2 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
1.3	By-Laws of Hennion & Walsh, Inc. (filed as Exhibit 1.3.9 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
1.5	Form of Dealer Agreement (filed as Exhibit 1.5 to Amendment No. 3 to the Registration Statement on Form S-6 for Smart Trust, Zacks Diversified Equity & Corporate Bond Trust, Series 9 (No. 333-203850) as filed on July 21, 2015, and incorporated herein by reference).
2.2	Code of Ethics of Hennion & Walsh, Inc.’s Unit Investment Trust activities (filed as Exhibit 11.0 to Amendment No. 1 to the Registration Statement on Form S-6 for Schwab Trusts, Schwab Ten Trust, 2003 Series B (No. 333-106866) as filed on August 26, 2003, and incorporated herein by reference).
3.1	Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of initial evaluator (to be filed by amendment).
4.3	Consent of independent registered public accounting firm (to be filed by amendment).
7.1	Officers and Directors of Hennion & Walsh, Inc. (filed as Exhibit 7.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Smart Trust 349 (No. 333-220137) as filed on November 1, 2017, and incorporated herein by reference).

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany and State of New Jersey on July 26, 2019.

Smart trust 448

By Hennion & Walsh, Inc., Depositor

By	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on July 26, 2019 by the following persons in the capacities indicated.

By	/s/ WILLIAM W. WALSH
William W. Walsh
President and Director

By	/s/ RICHARD HENNION
Richard Hennion
Vice President and Director

By	/s/ DEBBIE HOFFMANN
Debbie Hoffmann
Chief Financial Officer and Director